WASTE TO ENERGY GROUP, INC.

2829 Bird Avenue, Suite 12
Miami, Florida 33133

September 17, 2009

Melissa Feider
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549-0405

Re:     Moore & Associates Chartered (“Moore”)

Dear Ms. Collins:

Thank you for your comments dated September 1, 2009, related to the revocation of Moore’s registration with the Public Company Accounting Oversight Board (“PCAOB”) as of August 27, 2009.

Please be informed that Waste to Energy Group, Inc. (“Waste to Energy”) has engaged its current PCAOB registered independent public accounting firm Seale and Beers, CPA’s, to re-audit the year ended May 31, 2008 financial statements to address your comment. Further, Waste to Energy writes to advise that on September 17, 2009 it filed an amendment on Form 8-K/A with the Commission in connection with the revocation of Moore’s registration with the PCAOB.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

     Ruairidh Campbell, Esq.
     Orsa & Company
     600 Westwood Terrace

Austin,     Texas 78746

     Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

     Email: ruairidhcampbell@msn.com

In connection with the Waste to Energy’s response to these comments, we confirm the following:

•	Waste to Energy is responsible for the adequacy and accuracy in its filings;

•	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Waste to Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions, please contact us.

Sincerely,

/s/ Maria C. Maz

Maria C. Maz, Chief Executive Officer

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